April 7, 2016

Mr. Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:        General Finance Corporation
Form 10-K for the Fiscal Year Ended June 30, 2015 Filed September 11, 2015
File No. 001-32845
Definitive Proxy Statement on Schedule 14A
Filed October 16, 2015
File No. 001-32845

Dear Mr. Allegretto:

We thank the staff of the United States Securities and Exchange Commission (the "Staff") for its prompt response to our letter dated March 24, 2016.  This letter responds to the comments of the Staff regarding the (1) Annual Report on Form 10-K for the fiscal year ended June 30, 2015 filed September 11, 2015 and (2) the Definitive Proxy Statement on Schedule 14A filed October 16, 2015 ("Proxy Statement") of General Finance Corporation (the "Company"), as conveyed to us in your letter dated March 31, 2016. For your convenience, each of the Staffs comments and questions has been set forth directly above our applicable response.

Form 10-K for the Fiscal Year Ended June 30, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Financial Condition

Cash Flows for FY 2015 Compared to FY 2014, page II-14

1.
We note your response to comment 3. We also note that your changes in operating assets and liabilities decreased cash flows from operating activities by $15.7 million.  To enhance your presentation, please provide a more informative analysis and discussion of changes your operating assets and liabilities, for each period presented. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

The primary reason for the decrease in operating assets and liabilities in the year ended June 30, 2015 was the payment of accruals in connection with the initial year of Lone Star operations totaling $12.5 million.  Other changes in operating assets and liabilities are generally from timing of sales and payments and not due to significant changes or revisions in credit or payment policies and the Company did not report negative cash flows from operations.  The Company acknowledges the Staff’s comment and will include a more enhanced presentation for any significant matters that are not otherwise apparent in future filings.

Mr. Jim Allegretto
Securities and Exchange Commission
April 7, 2016

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Inventories, page F-9

2.
We note your response to comment 4 that units initially classified as inventories are transferred to the lease fleet if placed on lease. Please explain at what basis you transfer units reclassified to the lease fleet. If your experience is the majority of your purchases of units will eventually be classified in the lease fleet, please tell us why it is appropriate to initially classify such units as inventory as opposed to lease fleet. Please also explain what is meant by “The Company accounts for purchases of units of what would be considered lease fleet”. Finally, please tell us the average period of time such items are included in inventory prior to being reclassified or sold and whether and how you evaluate the lower of cost or market while such items are classified as inventory.

The account “Inventories” also includes the components of manufacturing inventories from the Company’s manufacturing operations.  The Company was attempting to be specific in its response to only those units referred to in the Staff’s comment 4.

Units are transferred to the lease fleet at cost when placed on lease.  At this time, depreciation for the unit commences and the unit is included in operational utilization rates as these units are not yet in service.  The Company believes the initial classification as inventories prevents the distortion of operational utilization metrics.  Over the three fiscal years ended June 30, 2015, 51% of purchased units were sold directly from the inventories account.

Lower of cost or market has not been an issue since the average period of unit purchases included in inventories during the three-year period ended June 30, 2015 has been under 180 days and, due to the nature of the inventory, market prices have minimal fluctuation in such short-term periods.  However, in the Asia-Pacific area, Royal Wolf performs a voluntary independent valuation of its lease fleet and of the units in inventories at each yearend and, at June 30, 2015, the independent valuation showed the fair market value exceeded the cost of the units in inventories by 14%.  Our North American operations analyzes gross margin performance on sales from inventory and leasing assets which indicate that the sales prices are consistently above the cost of the units and, therefore, no lower of cost or market issues have been noted historically.

Note 4. Acquisitions, page F-16

3.
We note your response to comment 5, in which you assert that your “other acquisitions” were immaterial based on revenues since acquisition of the acquired businesses for each of the years presented. Please tell us how you evaluated materiality for disclosing the supplemental pro forma information required by subparagraphs .2 and .3 of ASC 805-10-50-2h.

Mr. Jim Allegretto
Securities and Exchange Commission
April 7, 2016

The Company in evaluating the materiality of acquisitions under subparagraph .2 and .3 of ASC 805-10-50-2h, not only compared the combined total revenues of the acquired businesses since the respective dates of acquisitions for each period presented (other than Lone Star and Southern Frac, LLC, which was acquired in October 2012 and became a new operating segment after its acquisition ), but also for the full fiscal year for each period presented and calculated that these combined revenues represented 5.2%, 2.1% and 4.2% of the Company’s total consolidated revenues (after excluding the revenues of such acquired businesses since the respective dates of acquisitions) during the fiscal years ended June 30, 2015, 2014 and 2013, respectively.  These percentages drop to 1.8% and 3.6% during the fiscal years ended June 30, 2014 and 2013, respectively, when compared to the total revenues presented in the supplemental pro forma information for those fiscal years disclosed in Note 4 for the acquisition of Lone Star.  The Company concluded that these levels were immaterial to each of the fiscal years presented for purposes of disclosing supplemental pro forma information for the other acquisitions.

Note 12. Segment Reporting, page F-33

4.	Please disclose what you mean by “arms-length basis” as used in your response to comment 7. Typically intercompany transactions are accounted for at cost, market or some variation of cost or market.

The intersegment net revenues from Southern Frac to the North American leasing operations were at prices that would have been sold to third parties.  Therefore, the Company used “arms-length” in its response to the Staff’s comment 7.  The Company acknowledges the Staff’s current comment and will disclose in future filings that transactions between reportable segments included in the tables in Note 12 are accounted for on an arms-length basis at market in conformity with accounting principles generally accepted in the United States and the Company’s significant accounting policies as denoted in Note 2.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned via electronic mail address at cbarrantes@generalfinance.com or by phone number at (626) 204-6307.

Sincerely,

/s/ Charles E. Barrantes

Charles E. Barrantes
Executive Vice President and Chief Financial Officer
General Finance Corporation

cc: Christopher A. Wilson, General Finance Corporation, General Counsel & Vice President